SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from            to

Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date: June 26, 2002

/s/ Lawrence A. Smith
By: Lawrence A. Smith
Member, Administrative Committee

THE HOME DEPOT FUTUREBUILDER

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

THE HOME DEPOT FUTUREBUILDER

Independent Auditors’ Report

The Administrative Committee

The Home Depot FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrative committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 19, 2002

Atlanta, Georgia

THE HOME DEPOT FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments (note 5)	$2,057,637,265	1,805,025,999

Receivables:
Employee contributions receivable	34,049	—
Employer contributions receivable	18,599	—
Other receivable	325,339	280,007

Total receivables	377,987	280,007

Total assets	2,058,015,252	1,805,306,006

Liabilities:
Accrued liabilities	17,877	160,512
Other payable	—	96,977

Total liabilities	17,877	257,489

Net assets available for benefits	$2,057,997,375	1,805,048,517

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions (reductions) to net assets attributed to:
Investment income (loss):
Realized gain on sale or distribution of common stock of The Home Depot, Inc.	$57,642,597	69,624,095
Realized (loss) gain on sale of shares of registered investment companies	(6,305,584)	18,740,198
Net unrealized appreciation (depreciation) in fair value of investments (note 5)	96,463,007	(854,909,344)
Interest income	5,652,697	4,764,443
Dividends	5,404,301	6,709,657

Total investment income (loss)	158,857,018	(755,070,951)

Contributions:
Participants	162,466,233	147,351,418
Employer	85,668,814	75,369,790

Total contributions	248,135,047	222,721,208

Total additions (reductions)	406,992,065	(532,349,743)

Deductions from net assets attributed to:
Benefits paid to participants	150,356,914	137,745,447
Administrative expenses	3,686,293	5,690,397

Total deductions	154,043,207	143,435,844

Net increase (decrease)	252,948,858	(675,785,587)

Net assets available for benefits:
Beginning of year	1,805,048,517	2,480,834,104

End of year	$2,057,997,375	1,805,048,517

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2001 and 2000

(1)           Description of the Plan

The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the Company). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of one year of service. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)           Contributions

Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of the Company’s Board of Directors (ESOP contributions). During February 1999, the Company made its final ESOP contribution.

Under the 401(k) portion of the Plan, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans or contribution plans. The Company provides matching contributions of 150% of the first 1% of base compensation contributed by a participant and 50% of the next 2% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Company’s Board of Directors. The matching Company contribution is initially invested in Home Depot, Inc. common stock and may be diversified at the discretion of the participants.

(c)           Participant Accounts

The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

(d)           Vesting

An employee becomes 100% vested upon death, retirement at age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

Years of service	Vesting percentage
3	20%
4	40
5	60
6	80
7 or more	100

Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

(e)           Payment of Benefits

Upon retirement, death, disability, or termination of service for any other reason, participants may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

(f)            Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from one to four years. The loans bear interest at a rate commensurate with local prevailing rates.

(g)           Forfeited Accounts

Forfeited nonvested accounts are used to first reduce Plan expenses and then to reduce future employer contributions. In 2001 and 2000, $3,718,821 and $6,100,000, respectively, in forfeitures were used to reduce Plan expenses.

(2)           Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)           General

The Plan is administered by an Administrative Committee made up of employees of the Company. Effective April 2000, the Plan changed the trustee of the Plan from Wachovia Bank, N.A. to The Northern Trust Company. The Trustee holds, controls, manages, and administers the assets of the Plan.

(b)           Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(c)           Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

The Plan also invests in highly liquid, interest-bearing short-term investments which consist primarily of money market funds.

Participant loans are carried at cost which approximates fair value.

(d)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)           Reclassifications

Certain balances in prior years have been reclassified to conform with the current year presentation.

(3)           Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)           Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5)           Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the assets of the Plan follows:

Participant Directed

•                                          Primco IRT Stable Value Fund — Funds are primarily invested in short-term debt obligations that mature within one to three years.

•                                          Barclay’s Global Investors Equity Index Stock Fund — Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor’s 500 Index.

•                                          Putnam New Opportunities Fund — Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

•                                          Templeton Foreign Fund — Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•                                          Invesco Total Return Fund — Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

•                                          The Home Depot, Inc. Common Stock Fund — Funds are invested in common stock of The Home Depot, Inc.

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2001	2000
The Home Depot, Inc. Common Stock Fund	$365,268,348	406,412,682
The Home Depot, Inc. Common Stock*	1,337,897,425	1,105,700,274
Putnam New Opportunities Fund	82,330,937	91,301,261

*Non-Participant Directed

Investments in the Putnam New Opportunities Fund did not exceed 5% of the Plan’s net assets at December 31, 2001.

During 2001 and 2000, the Plan’s investments (depreciated) appreciated in value as follows:

	2001	2000
Net unrealized (depreciation) appreciation in fair market value:
Registered investment funds	$(28,919,268)	(63,335,045)
Common stock	125,382,275	(791,574,299)

Net change in fair market value	$96,463,007	(854,909,344)

Non-Participant Directed

The Home Depot, Inc. Common Stock is comprised of shares of The Home Depot, Inc.’s common stock, representing the Company’s matching and ESOP contributions. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company’s matching contributions to other investment funds. Each participant who has completed five years of service and attained the age of 55 may transfer ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000
Net assets:
The Home Depot, Inc. Common Stock	$1,337,897,425	1,105,700,274

Changes in net assets:
Net appreciation (depreciation)	$255,534,465	(650,773,748)
Contributions	85,668,814	75,369,790
Benefits paid to participants	(109,006,128)	(78,763,493)

	$232,197,151	(654,167,451)

(6)           Investment in Master Trust

Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and another company-sponsored retirement plan for the Maintenance Warehouse, a wholly owned subsidiary of the Company. At December 31, 2001, the Plan’s interest in the net assets of the Master Trust was approximately 99%.

Summarized financial information of the Master Trust as of December 31, 2001 and 2000 is as follows:

	2001	2000
Assets:
Investments	$2,069,938,920	1,815,071,250

Receivables:
Employer contributions receivable	690,296	839,221
Employee contributions receivable	34,049	—
Other receivable	325,339	327,687

Total receivables	1,049,684	1,166,908

Total assets	2,070,988,604	1,816,238,158

Liabilities:
Accrued liabilities	17,877	160,512
Other payable	—	96,977

Total liabilities	17,877	257,489

Net assets available for benefits	$2,070,970,727	1,815,980,669

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Investment income:
Realized gain on sale or distribution of common stock of The Home Depot, Inc.	$57,642,597	69,624,095
Realized (loss) gain on sale of shares of registered investment companies	(6,305,584)	18,740,198
Net unrealized appreciation (depreciation) in fair value of investments	95,352,277	(857,708,413)
Dividends and interest income	11,123,625	11,525,344

Total	$157,812,915	(757,818,776)

(7)           Related Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2001 and 2000, the Plan held a combined total of 33,388,860 and 33,096,864 shares valued at approximately $51.01 and $45.6875 per share, respectively. As the Plan Sponsor, these transactions qualify as party-in-interest.

Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(8)           Plan Amendments and Other Plan Changes

On November 21, 2001, the Administrative Committee of The Home Depot FutureBuilder adopted an amendment to bring the Plan in compliance with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

Also on November 21, 2001, the Administrative Committee of The Home Depot FutureBuilder adopted an amendment to allow the Company to take advantage of provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 expanding the circumstances under which a corporation may deduct dividends paid to an ESOP.

Effective January 1, 2002, the Plan was amended to increase the maximum percentage of pretax contributions that participants can contribute each year to the Plan from 1% to 50% of eligible pay (subject to other Plan limitations).

Effective February 1, 2002, the investment committee of The Home Depot FutureBuilder replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The change was the result of the underperformance of the Invesco Fund. The investment committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to the Master Trust. Three defined contribution plans of the Company will now be in one Master Trust.

The board of directors has approved an amendment to the Plan that will allow each participant to diversify the investment of all or a portion of his/her ESOP account from the Company stock fund among the other investment funds. This amendment became effective subsequent to the Plan’s year-end.

THE HOME DEPOT FUTUREBUILDER

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Identity of issue	Description of investment	Current value
*The Home Depot, Inc. Common Stock	26,228,140 shares of common stock	$1,337,897,425

*The Home Depot, Inc. Common Stock Fund	7,160,720 shares of common stock	365,268,348

Barclay’s Global Investors Equity Index Stock Fund	1,900,982 shares of registered investment company	61,895,973

Invesco Total Return Fund	1,442,076 shares of registered investment company	36,066,315

Putnam New Opportunities Fund	2,009,052 shares of registered investment company	82,330,937

Templeton Foreign Fund	2,442,219 shares of registered investment company	22,405,528

Primco IRT Stable Value Fund	48,544,930 shares of registered investment company	48,544,930

*Participant loans	Loans with interest rates ranging from 7% to 12% and maturity dates through December 31, 2009	66,752,054

*The Northern Trust Company	Short-term investment funds	36,475,755

Total investments		$2,057,637,265

*Indicates party-in-interest to the Plan.

See accompanying independent auditor’s report.